____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

EMBRAER

EARNINGS RESULTS

1st Quarter 2024



Highlights

+6.2BN

2024 Guidance reiterated: Management believes current estimates are still valid and represent evenly balanced risks and opportunities for full-year operations. Commercial Aviation deliveries between **72 and 80** aircraft, and Executive Aviation deliveries between **125 and 135**. Total company revenues in the US$6.0-6.4 billion range, Adjusted EBIT margin between **6.5% and 7.5%**, and Adjusted free cash flow of **US$220 million or higher**.

+67%

Embraer delivered **25 jets** in **1Q24** of which **18 were executive jets** (11 light and 7 medium) and **7 were commercial jets** – an increase of +67% compared to the 15 aircraft delivered in 1Q23.

+21.1 BN

Firm order backlog of US$21.1 billion in 1Q24 – the highest level over the past 7 years. Commercial Aviation registered an increase of US$2.3 billion (+26% qoq). For more information please see our 1Q24 Backlog and Deliveries release (available at https://ri.embraer.com.br/).

+25%

Revenues totaled US$897 million in the quarter or an increase of +25% yoy. Executive Aviation stood out with 2.75x growth – the highest 1Q revenues and number of deliveries over the past 8 years.

6.8 M

Adjusted EBIT reached US$6.8 million with an **+0.8% margin in 1Q24 (-4.4% in 1Q23).**

-346 M

Adjusted free cash flow w/o Eve in 1Q24 was negative US$(346) million because of the preparation for higher number of deliveries in the coming quarters.

276 M

Liability management with further **US$276 million reduction in gross debt w/o Eve** during the quarter.

Main Financial Indicators

In millions of U.S. dollars, except % and earning per share data

IFRS	1Q23	4Q23	1Q24
Revenue	716.7	1,975.1	**896.6**
Adjusted EBITDA	10.3	253.5	**47.1**
Adjusted EBITDA margin %	1.4%	12.8%	**5.2%**
Adjusted EBIT	(31.6)	181.7	**6.8**
Adjusted EBIT margin %	-4.4%	9.2%	**0.8%**
Adjusted net income (loss) [1]	(88.9)	77.6	**(12.8)**
Adjusted earnings (loss) per share - ADS basic	(0.4842)	0.4227	**(0.0699)**
Adjusted free cash flow w/o Eve	(399.0)	684.0	**(346.1)**
Net debt w/o Eve*	(1,432.1)	(780.7)	**(1,048.2)**

Financials derived from unaudited information.
**Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receiveble, minus short and long-term loans and financing, less Eve's Net debt.*

São Paulo, Brazil, May 7, 2024

(B3: EMBR3, NYSE: ERJ). The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2024 (1Q24), December 31, 2023 (4Q23), and March 31, 2023 (1Q23), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

2024 Guidance (Eve Not Included)

Management believes current estimates are still valid and represent evenly balanced risks and opportunities for full year operations. Commercial Aviation deliveries between **72 and 80** aircraft, and Executive Aviation deliveries between **125 and 135**. Total company revenues in the US$6.0-6.4 billion range, Adjusted EBIT margin between **6.5% and 7.5%**, and Adjusted free cash flow of **US$220 million or higher**.

2024 GUIDANCE	
Commercial Aviation deliveries	72 - 80
Executive Aviation deliveries	125 - 135
Consolidated revenues (US$ billion)	6.0 - 6.4
Adjusted EBIT margin	6.5% - 7.5%
Free cash flow (US$ million)	220 or higher

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

Deliveries and Backlog

Embraer delivered 25 jets in 1Q24, with 18 executive jets (11 light and 7 medium) and 7 commercial jets (3 E175-E1 and 4 E195-E2), for an increase of 67% compared to the 15 aircraft delivered in 1Q23. The number of deliveries in Executive Aviation was the highest 1Q of the last 8 years, and more than doubled yoy. For more information, please see our [1Q24 Backlog and Deliveries release (available at https://ri.embraer.com.br/)].


Executive Aviation
Light Jets
Medium Jets
+125%
1Q23: 6 / 2
2Q23: 19 / 11
3Q23: 19 / 9
4Q23: 30 / 19
1Q24: 11 / 7


Defense & Security
C-390
0%
1Q23: 0
2Q23: 1
3Q23: 0
4Q23: 1
1Q24: 0


Commercial Aviation
E1
E2
0%
1Q23: 2 / 5
2Q23: 10 / 7
3Q23: 6 / 9
4Q23: 7 / 18
1Q24: 3 / 4

The company's total backlog increased US$2.4 billion or +13% sequentially to US$21.1 billion in 1Q24, compared to US$18.7 billion in 4Q23. The biggest increase happened in Commercial Aviation (US$2.3 billion or +26%) while the smallest one was in Defense & Security (-US$0.1 billion or -4%). The backlog for Executive Aviation increased +7% supported by a higher than 2.0:1.0 book-to-bill during the quarter, while for Services & Support remained stable.


US$ billion
+21%
1Q23: 17.4 (2.7 / 2.3 / 4.1 / 8.4)
2Q23: 17.3 (2.7 / 2.3 / 4.3 / 8.0)
3Q23: 17.8 (2.8 / 2.2 / 4.3 / 8.6)
4Q23: 18.7 (3.1 / 2.5 / 4.3 / 8.8)
1Q24: 21.1 (3.1 / 2.4 / 4.6 / 11.1)
Services & Support
Defense & Security
Executive Aviation
Commercial Aviation

Revenue, Gross Margin and Adjusted EBIT

Consolidated revenue of US$896.6 million in 1Q24 represented an increase of +25% yoy. Highlight for Executive Aviation whose top line increased 2.75x during the period (from US$87.1 million in 1Q23 to US$239.6 million in 1Q24) – the highest 1Q revenue over the past 8 years.




5%
-43%
87
240
1Q23
1Q24
Adj. EBIT margin
Revenues (US$M)

Executive Aviation

Revenues reached US$239.6 million, 2.75x higher yoy and mainly explained by the increase in sales volumes. Consequently, the gross margin improved from -0.5% to +21.4% and helped prop the Adjusted EBIT margin from -42.9% to +5.0% during the period.




5%
-14%
98
81
1Q23
1Q24
Adj. EBIT margin
Revenues (US$M)

Defense & Security

Revenues were US$80.7 million, or -17% lower yoy. Supply chain delays and different stages of production for C-390 units drove a decline in the reported gross margin from +24.8% in 1Q23 to +12.7% in 1Q24, in accordance with the percentage of completion calculation methodology (i.e. more aircraft in the early stage of assembly when less value added parts are incorporated). The Adjusted EBIT margin was -13.9% versus +5.3% a year ago and reflected gross margin variance.




-19%
-15%
199
201
1Q23
1Q24
Adj. EBIT margin
Revenues (US$M)

Commercial Aviation

Revenues totaled US$200.8 million or flat yoy. The reported gross margin increased from +0.1% in 1Q23 to +3.2% in 1Q24 because of product mix, which supported an improvement in the Adjusted EBIT margin from -19.3% to -14.9% during the period.



Services & Support

Revenues totaled US$366.4 million or +12% higher yoy with a relatively stable +27.1% gross margin. Meanwhile, the Adjusted EBIT margin decreased slightly from +13.3% in 1Q23 to +12.3% in 1Q24, mainly because of variance in provisions for credit losses.


13%
12%
326
366
1Q23
1Q24
Adj. EBIT margin
Revenues (US$M)



Others

Include our Agricultural Aviation (i.e. crop duster), our cyber division Tempest and other businesses. Revenues for the segment reached US$9.1 million during the quarter versus US$ 6.9 million a year ago, or +32% higher mainly explained by an increase in Agricultural deliveries.


7
9
1Q23
1Q24
Revenues (US$M)

Adjusted Ebit / Earnings Before Interest & Taxes

Adjusted EBIT was US$6.8 million during the quarter while Adjusted EBIT margin was 0.8% if we exclude extraordinary items like Eve's US$(10.7) million contribution. Meanwhile, reported EBIT improved to US$(3.9) million in 1Q24 from US$(52.1) million in 1Q23 because of higher volumes in Executive and Commercial Aviation. The condensed bridge between the company's reported EBIT and Adjusted EBIT for the quarter can be seen in the accompanying Exhibit.


US$ Million
Adjusted EBIT 1Q24
10
5
.
(5)
(4)
11
7
EBIT
Eve Results
Adjusted EBIT

Financials derived from unaudited information.

Net Income / Loss

Net income (loss) attributable to Embraer shareholders and net income (loss) per ADS were US$28.7 million and US$0.1563 in 1Q24, compared to US$(70.8) million and US$(0.3855), respectively, in 1Q23. Meanwhile, Adjusted net income was US$(12.8) million for the quarter compared to US$(88.9) million a year ago if we exclude extraordinary effects such as US$(11.3) million in deferred taxes and US$(30.2) million from Eve's results (helped by mark-to-market gains in its warrants). We highlight Eve's development costs began to be capitalized as intangible assets in 3Q23 as the program reached sufficient maturity. The condensed bridge between the company's reported net income and Adjusted net income for the quarter can be seen in the accompanying Exhibit.


US$ Million
Adjusted net income 1Q24
40
30
20
10
-
(10)
(20)
29
11
30
(13)
Embraer net income
Deferred income tax & social contributuion net change
Eve results
Embraer adj. net income

Financials derived from unaudited information.

Investments

Embraer on a stand-alone basis invested a total of US$89.9 million in 1Q24 compared to US$81.5 million in 1Q23 driven by growth in services training (simulators), maintenance and Executive Aviation. Capital expenditures amounted to US$28.4 million, net additions to the pool program (spare parts) another US$14.5 million (US$24.1 million a year ago), net add to intangibles US$36.7 million and research US$10.3 million. Meanwhile, Eve invested a total of US$30.2 million during the quarter (US$21.0 million yoy), of which US$28.4 million were net add to intangibles and US$1.8 million to R&D. Consequently, Embraer and Eve invested on a consolidated basis a total of US$120.1 million during the period (US$102.5 million a year ago). The condensed bridge for Embraer's, Eve's and the consolidated entity's investments for the quarter can be seen in the accompanying Exhibit.


US$ Million
Investments 1Q24
150
125
100
75
50
25
-
28
15
37
10
90
28
2
30
120
Capex
Net add Pool program (spare parts)
Net add to intangible
Research
Embraer Investment
Eve net add to intangible
Eve Resarch
Eve R&D
Embraer & Eve investment

Financials derived from unaudited information.

Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

Working Capital (w/o Eve)

Working capital increased US$123.3 million during 1Q24 because of traditional business seasonality. In the assets side, the main increase was related to inventory which increased US$483.8 million qoq to fulfill the upcoming higher number of deliveries throughout the year (+US$352.6 million in qoq work in progress inventory). Meanwhile, in the liabilities side, contract liabilities and trade accounts payable increased US$126.9 million and US$138.7 million, respectively, and helped partially offset the cash consumption during the period.

in millions of U.S. dollars

	Select Balance Sheet Data w/o Eve	1Q23	4Q23	1Q24	Δ qoq
	Inventories	2,803.4	2,635.7	3,119.5	483.8
A	Trade accounts receivable	199.6	217.4	214.9	(2.5)
	Customer and commercial financing	106.2	62.8	62.1	(0.7)
	Contract assets	569.8	511.5	544.4	32.9
	Other assets	311.9	370.3	284.3	(86.0)
	Contract Liabilities	2,106.8	2,539.6	2,666.5	126.9
B	Trade accounts payable	814.0	781.9	920.6	138.7
	Trade accounts payable - Supplier finance	29.2	37.6	40.3	2.7
	Other payables	403.9	379.0	414.9	35.9
	Working Capital (A-B)	**637.0**	**59.6**	**182.9**	**123.3**

4Q23 derived from audited financial information.
1Q23 and 1Q24 derived from unaudited financial information.

Free Cash Flow

Embraer on a stand-alone basis Adjusted free cash flow was negative US$346.1 million in 1Q24. The net cash consumption during the period was mainly because of higher working capital (i.e. US$483.8 million in inventory) in preparation for a higher number of deliveries in the coming quarters. The condensed bridge for Embraer's free cash flow for the quarter can be seen in the Exhibit below.


US$ Million
Free cash flow 1Q24
(100)
(200)
(300)
(400)
(500)
(274)
(43)
(65)
(382)
(36)
(346)
Net cash by operating activities (*)
Net and PPE
Add intangible assets
Adj. free cash flow
Eve free cash flow
Embraer free cash flow

**Embraer consolidated and net of US$33.8 million in long-term financial investments (i.e. over 90 days)*
Financials derived from unaudited information.

Inventories: raw materials, work in progress, spare parts and finished goods. **Trade accounts receivable:** amount owed by clients for products sold and not paid yet. **Customer and commercial financing:** amount owed by clients for financing provided for products sold and not paid yet. **Contract assets:** rights to compensation for the work already completed but not yet billed at the reporting date. **Contract liabilities:** non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts. **Trade accounts payable:** amount owed by the company for goods and/or services provided by suppliers. **Trade accounts payable – supplier finance:** amount owed by the company for goods and/or services provided by suppliers that were invoiced to financial institutions for early payment.

Debt & Liability Management

Liability management with further US$276 million reduction in gross debt w/o Eve during the quarter (US$262 million consolidated). Embraer's net debt without Eve increased to US$1,048.2 million in 1Q24 compared to US$780.7 million qoq (US$1,432.1 million yoy). The negative US$(346.1) million free cash flow generation during the quarter driven by business seasonality helps explains the sequential increase in the company's net debt position. Meanwhile, Eve's net cash position reached US$182.3 million in 1Q24 versus US$215.2 million qoq (US$294.4 million yoy), as the company continued to invest in its eVTOL development. Consequently, the consolidated entity net debt totaled US$865.9 million at the end of the period versus US$565.5 million a quarter ago (US$1,137.7 million yoy).


US$ Million
Net debt position 1Q24
2,000
1,500
1,000
500
-
(500)
(1,000)
(1,500)
1,536
(2,584)
(1,048)
222
(40)
182
(866)
Embraer cash
Loans
Embraer net debt
Eve cash
Eve Loans
Eve Net debt *
Embraer & Eve net debt **

Financials derived from unaudited information.

** Eve's Net debt = cash and cash equivalents plus financial investments and intercompany loan receivable minus loans short-term and long-term.*
*** Net debt = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term.*

In terms of debt profile, the average loan maturity decreased to 4.4 years in the quarter compared to 4.6 years qoq. The term structure of loans was 96% in long-term contracts and only 4% in short-term ones. In the interim, the cost of United States dollar-denominated loans decreased to 6.19% p.a. in 1Q24 versus 6.33% p.a. in 4Q23, while the cost of Brazilian real-denominated loans decreased to 6.69% compared to 7.11%, respectively.


Maturities US$ million
2,408
RCF1 650
Eve2 222
Cash 1,536
65
32
50
49
1
941
4
937
709
5
704
15
10
5
808
26
782
2024
2025
2026
2027
2028
2029
>2030
Eve Loan
Maturities 3
Deleveraging US$ million
3.9x
2.3x
1.4x
1.8x
+0.4%
363
459
562
569
2021
2022
2023
1Q24
Net debt w.o Eve/ adj. Editda LTM
Adj. Editda LTM

1 Revolving Credit Facility;
2 Eve's cash = Cash and cash equivalents plus financial investments and intercompany loan receivable;
3 Maturities = Do not consider accrued interest and deferred costs;
**All numbers from Eve are IFRS.*

FINANCIAL STATEMENTS

Embraer S.A. Consolidated Income Statement

(in millions of U.S.dollars, except earnings per share)

	4Q23	1Q23	1Q24
Revenue	1,975.1	716.7	896.6
Cost of sales and services	(1,635.6)	(603.0)	(727.9)
Gross profit	339.5	113.7	168.7
Operating Income (expense)			
Administrative	(52.1)	(50.1)	(49.8)
Selling	(91.0)	(68.3)	(76.9)
Expected credit losses over financial assets and contract assets	1.7	(1.0)	(3.3)
Research	(17.7)	(31.8)	(12.1)
Other operating income (expense), net	27.0	(14.8)	(30.2)
Equity in income (losses) of associates	1.6	0.2	(0.3)
Operating profit (loss) before financial income	209.0	(52.1)	(3.9)
Financial income	28.7	26.7	106.7
Financial expenses	(71.6)	(79.6)	(82.3)
Foreign exchange gain (loss), net	1.4	1.8	12.5
Profit (loss) before taxes on income	167.5	(103.2)	33.0
Income tax expense	31.3	30.5	(0.6)
Profit (loss) for the period	198.8	(72.7)	32.4
Attributable to:			
- Owners of Embraer	192.6	(70.8)	28.7
- Non-controlling interests	6.2	(1.9)	3.7
Weighted average number of shares (in thousands)			
Basic	734.6	734.6	734.6
Diluted	734.6	734.6	734.6
Earnings (losses) per share			
Basic	0.2622	(0.0964)	0.0391
Diluted	0.2622	(0.0964)	0.0391
Earnings (losses) per share - ADS basic (US$)	1.0487	(0.3855)	0.1563
Earnings (losses) per share - ADS diluted (US$)	1.0487	(0.3855)	0.1563

Derived from unaudited financial statements.

Embraer S.A. Consolidated Cash Flow Statement
(in millions of U.S. dollars)

	4Q23	1Q23	1Q24
Operating activities			
Net income (loss) for the period	198.8	(72.7)	32.4
Adjustment to net income for items not affecting cash			
Depreciation and amortization expenses	84.2	45.7	43.8
Realization of contribution from suppliers	(12.4)	(3.8)	(3.5)
(Reversal) losses due to reduction in the recoverable value of inventories	(0.9)	(3.5)	5.9
Adjustment to fair value - Financial Assets	2.8	(3.6)	10.1
Losses on fixed assets disposal	(27.6)	1.8	3.0
Expect credit losses (reversal) and receivables written-off	(1.7)	1.0	3.3
Income tax and social contribution	(31.3)	(30.5)	0.6
Accrued interest	48.2	44.1	47.1
Interest on marketable securities, net	(2.6)	(1.8)	(3.6)
Equity in associates gains and losses	(1.6)	(0.2)	0.3
Foreign exchange gain (loss), net	15.3	3.1	(12.2)
Other provisions	13.3	(2.2)	(14.7)
Other	2.4	1.1	2.6
Changes in assets			
Financial investments	31.8	(320.6)	(33.8)
Derivative financial instruments	(27.6)	1.7	(74.0)
Collateralized accounts receivable and accounts receivable	41.8	1.1	1.4
Contract assets	62.9	(64.6)	(33.8)
Customer and commercial financing	(24.2)	0.8	0.6
Inventories	420.1	(467.2)	(499.9)
Other assets	(35.7)	(26.3)	(0.7)
Changes in liabilities			
Trade accounts payable and Trade accounts payable - Supplier finance	(96.2)	71.8	140.3
Other payables	7.9	85.7	38.4
Contract liabilities	157.7	143.6	131.1
Taxes and payroll charges payable	24.5	(1.2)	0.2
Financial guarantees	-	(3.0)	-
Unearned income	(1.5)	(0.6)	(3.0)
Interest paid	(11.1)	(58.5)	(80.0)
Income tax and social contribution paid	(34.2)	(9.8)	(9.7)
Net cash generated (used) by operating activities	**803.1**	**(668.6)**	**(307.8)**
Investing activities			
Proceeds from sale of property, plant and equipment	2.6	0.3	-
Acquisition of property, plant and equipment	(89.9)	(41.7)	(42.9)
Additions to intangible assets	(65.6)	(29.3)	(65.1)
Additions investments in subsidiaries and affiliates	(6.1)	(17.7)	(13.8)
Sales of investiments	41.2	-	-
Investments measured at amortized cost	2.7	(53.5)	(127.3)
Loans granted to jointly controlled entity	(60.5)	-	60.5
Dividends Received	-	5.7	0.4
Net cash generated (used) in investing activities	**(175.6)**	**(136.2)**	**(188.2)**
Financing activities			
Repayment of borrowings	(65.6)	(506.7)	(271.8)
Proceeds from borrowings	53.7	657.6	55.8
Dividends and interest on own capital	(13.4)	-	-
Proceeds from stock options exercised	9.5	-	-
Lease Payments	(3.6)	(3.4)	(3.7)
Net cash generatet (used) by financing activities	**(19.4)**	**147.5**	**(219.7)**
Increase (decrease) in cash and cash equivalents	**608.1**	**(657.3)**	**(715.7)**
Effects of exchange rate changes on cash and cash equivalents	**(5.7)**	**(1.9)**	**2.1**
Cash and cash equivalents at the beginning of the period	**1,023.9**	**1,815.6**	**1,626.3**
Cash and cash equivalents at the end of the period	**1,626.3**	**1,156.4**	**912.7**

Derived from unaudited financial statements.

Embraer S.A. Consolidated Balance Sheet
(in millions of U.S.dollars)

Assets	(2) 2023 YE	(1) 1Q24
Current		
Cash and cash equivalents	1,629.2	919.7
Financial investments	521.7	555.5
Trade accounts receivable	217.6	212.9
Derivative financial instruments	17.5	53.9
Customer and commercial financing	8.4	12.9
Contract assets	509.1	542.1
Inventories	2,636.0	3,120.7
Income tax and social contribution	203.0	211.4
Other assets	312.9	233.8
	6,055.4	**5,862.9**
Non-Current		
Financial investments	170.0	283.2
Contract assets	2.4	2.3
Derivative financial instruments	0.0	0.1
Customer and commercial financing	54.4	49.2
Trade accounts receivable	3.4	2.0
Deferred income tax and social contribution	137.7	126.6
Other assets	141.3	135.5
	509.2	**598.9**
Investments	28.2	53.2
Property, plant and equipment	1,770.7	1,790.8
Intangible assets	2,331.0	2,381.5
Right of use assets	88.0	86.4
	4,217.9	**4,311.9**
Total Assets	**10,782.5**	**10,773.7**

(1) Derived from unadited financial information.

(2) Derived from audited financial information.

Embraer S.A. Consolidated Balance Sheet

(in millions of U.S.dollars)

Liabilities	(2) 2023 YE	(1) 1Q24
Current		
Trade accounts payable	787.0	922.1
Trade accounts payable - Supplier finance	37.6	40.3
Lease liabilities	13.8	15.4
Loans and financing	127.1	96.5
Other payables	332.3	397.1
Contract liabilities	1,919.0	1,995.4
Derivative financial instruments	85.7	61.8
Taxes and payroll charges payable	42.6	38.1
Income tax and social contribution	195.6	201.7
Unearned income	10.2	8.6
Provision	114.7	93.6
	3,665.6	**3,870.6**
Non-Current		
Lease liabilities	82.2	79.2
Loans and financing	2,759.3	2,527.8
Other payables	55.4	61.0
Contract liabilities	621.9	672.4
Derivative financial instruments	39.5	25.8
Taxes and payroll charges payable	18.3	17.2
Income tax and social contribution	5.1	5.1
Deferred income tax and social contribution	304.7	283.5
Unearned income	17.7	16.4
Provision	173.5	172.4
	4,077.6	**3,860.8**
Total Liabilities	**7,743.2**	**7,731.4**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)
Revenue reserves	1,280.1	1,280.0
Share-based remuneration	44.8	47.0
Accumulated other comprehensive loss	(152.7)	(176.9)
Results from transactions with non controlling shareholders	90.9	84.8
Retained earning	-	28.7
Non-controlling interests	252.8	255.3
Total Shareholders' equity	**3,039.3**	**3,042.3**
Total Liabilities And Shareholders' Equity	**10,782.5**	**10,773.7**

(1) Derived from unadited financial information.

(2) Derived from audited financial information.

Reconciliation of IFRS and "NON-GAAP" information

Free Cash Flow

We define **free cash flow** as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry.

EBITDA LTM

represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company's financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S. dollars

EBITDA RECONCILIATION / LTM** (IFRS)	(2) 2023	(1) 1Q23	(1) 1Q24
Net Income (loss) attributable to Embraer	164.0	(224.5)	263.5
Noncontrolling interest	0.3	(21.0)	5.9
Income tax income (expense)	(43.6)	17.5	(12.5)
Financial income (expense), net	193.3	110.8	116.0
Foreign exchange gain (loss), net	0.5	(9.1)	(10.2)
Depreciation and amortization	211.9	190.4	210.3
EBITDA LTM	**526.4**	**64.1**	**573.0**

*(1) Derived from unaudited financial information. | (2) Derived from audited financial information. | ** Last Twelve Months*

EBIT and EBITDA

are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA's usefulness as comparative measures.

in millions of U.S. dollars

EBITDA RECONCILIATION	4Q23	1Q23	1Q24
Net income (loss) attributable to Embraer	192.6	(70.8)	28.7
Noncontrolling interest	6.2	(1.9)	3.7
Income tax (expense) income	(31.3)	(30.5)	0.6
Financial income, net	42.9	52.9	(24.4)
Foreign exchange gain (loss), net	(1.4)	(1.8)	(12.5)
Depreciation and amortization	71.8	41.9	40.3
EBITDA	**280.8**	**(10.2)**	**36.4**
EBITDA margin	14.2%	-1.4%	4.1%

Derived from unaudited financial information.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

in millions of U.S. dollars

ADJUSTED EBIT RECONCILIATION	4Q23	1Q23	1Q24
Operating profit (loss) before financial income (EBIT)	209.0	(52.1)	(3.9)
Mark to market of Republic shares	(1.2)	(3.6)	-
Assets held for sale	(36.6)	-	-
Expenses related to Eve's Business	10.4	23.6	10.7
Eve Warrants	-	0.5	-
Adjusted EBIT	**181.7**	**(31.6)**	**6.8**
Adjusted EBIT margin %	9.2%	-4.4%	0.8%

Derived from unaudited financial information.

in millions of U.S. dollars

ADJUSTED EBITDA RECONCILIATION	4Q23	1Q23	1Q24
EBITDA	280.8	(10.2)	36.4
Mark to market of Republic shares	(1.2)	(3.6)	-
Assets held for sale	(36.6)	-	-
Expenses related to Eve's Business	10.4	23.6	10.7
Eve Warrants	-	0.5	-
Adjusted EBITDA	**253.5**	**10.3**	**47.1**
Adjusted EBITDA margin %	12.8%	1.4%	5.2%

Derived from unaudited financial information.

Adjusted net income

is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS, for purposes of the calculation of Embraer's Income Tax benefits (expenses), the company is required to record taxes resulting from gains or losses due to the impact of the changes in the Brazilian real to the US dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note taxes that results from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S. dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	4Q23	1Q23	1Q24
Net Income (loss) attributable to Embraer	192.6	(70.8)	28.7
Net change in deferred income tax & social contribution	(93.1)	(43.1)	(11.3)
Assets held for sale	(24.1)	-	-
Mark to market of Republic shares	(0.8)	(2.4)	-
Expenses related to Eve's Business including Financial Result	8.4	20.5	8.8
Eve Warrants including Financial Result	(5.4)	6.9	(39.0)
Adjusted net income (Loss)	**77.6**	**(88.9)**	**(12.8)**
Adjusted net margin	3.9%	-12.4%	-1.4%

Derived from unaudited financial information.

Working capital without Eve

is a non-GAAP measure calculated by starting at selected Embraer's consolidated balance sheet figures and subtracting Eve's related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables.

in millions of U.S. dollars

	Select Balance Sheet Data - Eve	1Q23	4Q23	1Q24	Δ qoq
	Inventories	-	0.3	1.2	0.9
A	Trade accounts receivable	0.2	0.2	-	(0.2)
	Customer and commercial financing	-	-	-	-
	Contract assets	-	-	-	-
	Other assets	84.2	83.9	85.0	1.1
	Contract Liabilities	0.8	1.3	1.3	-
B	Trade accounts payable	0.7	5.1	1.5	(3.6)
	Trade accounts payable - Supplier finance	-	-	-	-
	Other payables	9.7	8.7	43.2	34.5
	Working Capital (A-B)	**73.2**	**69.3**	**40.2**	**(29.1)**

4Q23 derived from audited financial information.
1Q23 and 1Q24 derived from unaudited financial information.

Ratios based on "NON-GAAP" information

CERTAIN FINANCIAL RATIOS	(2) 2023	(1) 1Q23	(1) 1Q24
Total debt to EBITDA (i)	5.5	52.1	4.6
Net debt to EBITDA (ii)	1.1	17.7	1.5
Net debt w/o Eve to Adjusted EBITDA (iii)	1.4	3.1	1.8
Total debt to capitalization (iv)	0.5	0.5	0.5
LTM EBITDA to financial expense (gross) (v)	2.7	0.4	3.2
LTM EBITDA (vi)	526.4	64.1	573.0
LTM Interest and commissions on loans (vii)	193.1	178.8	179.0
Adjusted LTM EBITDA w/o Eve (viii)	561.9	456.1	598.8

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

(I) Total debt represents short and long-term loans and financing including Eve (USD billion).

(II) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(III) Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve's Net debt.

(IV) Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).

(V) Financial expense (gross) includes only interest and commissions on loans.

(VI) The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).

(VII) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company's consolidated Income Statement (USD million).

(VIII) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).

Investor Relations

CONFERENCE CALL INFORMATION

Embraer will host a conference call
to present its 1Q24 Results on:

Tuesday, May 7, 2024

ENGLISH: 8:00 AM (NY Time)
9:00 AM (SP Time).

To access the webcast click here

Simultaneous translation into Portuguese.

Zoom webinar: 818 3897 0765

Or alternatively to participate by phone call:

U.S.:
+1 (305) 224-1968
+1 (309) 205-3325
+1 (646) 931-3860

Brazil:
+55 (11) 4632-2236
+55 (11) 4632-2237
+55 (21) 3958-7888

Password: 818 3897 0765

We recommend you join 15 minutes in advance.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

This document contains non-GAAP financial information, to facilitate investors to reconcile Eve's financial information in GAAP standards to Embraer's IFRS.

EMBRAER

CHALLENGE.
CREATE.
OUTPERFORM.

CONTACT
investor.relations@embraer.com.br
+55 (11) 3040-6874

GUI PAIVA
Head of IR and M&A
gpaiva@embraer.com

PATRICIA MC KNIGHT
IR Manager
patricia.mcknight@embraer.com.br

VIVIANE PINHEIRO
IR Specialist
viviane.pinheiro@embraer.com.br

ELIANE FANIS
IR Specialist
eliane.fanis@embraer.com.br

MARILIA SABACK SGOBBI
IR Specialist
marilia.saback@embraer.com.br

MARCELO CUPERMAN
IR Analyst
marcelo.cuperman@embraer.com.br

ri.embraer.com.br/en